UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

36117L107	000-53377
CUSIP Number	Commission File Number

NOTIFICATION OF LATE FILING

(Check One):    [__]   Form 10-K     [___] Form 11-K     [___] Form 20-F     [_X_] Form 10-Q    [___] Form N-SAR

For Period Ended:   September 30, 2016

o Transition Report on Form 10-K

o Transition Report on Form 20-F

o Transition Report on Form 11-K

o Transition Report on Form 10-Q

o Transition Report on Form N-SAR

For the Transition Period Ended:_________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

FUTURELAND CORP
Full Name of Registrant

10901 Roosevelt Blvd, Suite 1000c, St. Petersburg, FL 33716	33716
(Address of principal executive offices)	(Zip Code)

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

[ X ]

(a)  The reasons  described in  reasonable  detail in Part III of this form  could  not be  eliminated  without  unreasonable  effort or  expense;

(b)  The subject annual report,  semi-annual report, transition report on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion thereof  will  be  filed  on or  before  the  15th  calendar  day following  the  prescribed  due date;  or the  subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the  fifth  calendar  day  following  the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The report on Form 10-Q could not be timely filed because of the time required for the registrant's independent public accountant to complete the review of the filing.

PART IV

OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Cameron Cox	(727) 474-0221
(Name)	(Telephone Number)

 (2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).            [  X  ] Yes    [  ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     [  ] Yes    [  X  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FUTURELAND CORP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2016	By: /s/ Cameron Cox
Cameron Cox
Principle Executive Officer